# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: INLIF Ltd, CIK 0001991592
CUSIP: G4808M100
Title of class of securities: Class A Ordinary Share, par value US$0.0001 per share
Address of issuer's principal executive offices: No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan'an City, Quanzhou, China (F4), 362331
Date of event which requires filing of this statement: 06/09/2025
Filed by CIK 0002102863
Persons authorized to receive notices and communications: Rongjun Xu, No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan'an City,Quanzhou, China (F4), 362331, 86 15375760760

## Reporting persons
- Rongjun Xu (CIK 0002102863): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 700,000; shared voting power 0; sole dispositive power 700,000; shared dispositive power 0; aggregate amount beneficially owned 700,000 (0.34% of the class)
  Comment: (1) Represents 700,000 ordinary shares ( "Ordinary Shares") of the Issuer, par value $0.0001 per share, granted to the Reporting Person pursuant to an award agreement between the Issuer and the Reporting Person dated May 1, 2025 under the Issuer's 2025 Employee Equity Incentive Plan (the "2025 Plan".) Subsequently, the Issuer underwent a share capital reorganization (the "Reorganization") as reported on a current report on Form 6-K filed with the SEC on June 9, 2025 (File No. 001-42456), pursuant to which the Issuer's then outstanding 15,900,000 Ordinary Shares were divided into 3,400,000 Class A Ordinary Shares and 12,500,000 Class B Ordinary Shares, and the Reporting Person's 700,000 Ordinary Shares became 700,000 Class A Ordinary Shares on an one-on-one basis.
  
  (2) At the time the stock award was granted to the Reporting Person, the Reporting Person did not beneficially own over 5% of the Ordinary Shares. As a result of the Reorganization, the Reporting Person's beneficial ownership of the Class A Ordinary Shares exceeded 5%. Immediately upon the Reorganization was completed, the Reporting Person beneficially owned 20.6% of the Class A Ordinary Shares.
  
  (3) As of the date of the filing of this Schedule 13D, the Reporting Person beneficially owns 0.34% of the Class A Ordinary Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Share, par value US$0.0001 per share
Name of issuer: INLIF Ltd
Address of issuer's principal executive offices: No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan'an City, Quanzhou, China (F4), 362331
Comment:
This Schedule 13D (this "Schedule 13D") is filed by Mr. Rongjun Xu (the "Reporting Person"). This Schedule 13D relates to the Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of INLIF Limited (the "Issuer"), an exempted company incorporated in the Cayman Islands with limited liability. The CUSIP number assigned to the Class A Ordinary Share is G4808M100, which is quoted on the Nasdaq Capital Market, under the symbol "INLF."

The Reporing Person is filing this Schedule 13D under Rule 13d-1(d) relating to his receipt on May 21, 2025 of 700,000 ordinary shares (the "Ordinary Shares") of the Issuer, par value $0.0001 per share, pursuant to an award agreement between the Issuer and the Reporting Person dated May 1, 2025 under the Issuer's 2025 Employee Equity Incentive Plan (the "2025 Plan".)

At the time the stock award was granted to the Reporting Person, the Reporting Person did not beneficially own over 5% of the Ordinary Shares. Subsequently, the Issuer underwent a share capital reorganization as reported on a current report on Form 6-K filed with the SEC on June 9, 2025 (File No. 001-42456), pursuant to which the Issuer's then outstanding 15,900,000 Ordinary Shares were divided into 3,400,000 Class A Ordinary Shares and 12,500,000 Class B Ordinary Shares, and the Reporting Person's 700,000 Ordinary Shares became 700,000 Class A Ordinary Shares on an one-on-one basis. As such, the Reporting Person's beneficial ownership of the Class A Ordinary Shares exceeded 5%. Immediately upon the Reorganization was completed, the Reporting Person beneficially owned 20.6% of the Class A Ordinary Shares.

As of the date of the filing of this Schedule 13D, the Reporting Person beneficially owns 0.34% of the Class A Ordinary Shares.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Mr. Rongjun Xu (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is C/O INLIF LIMITED, No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan'an City, Quanzhou, People's Republic of China.
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 700,000 Class A Ordinary Shares reported herein as beneficially owned by the Reporting Person were initially acquired from the Issuer pursuant to an award agreement between the parties dated May 1, 2025 under the Plan for compensation of his services as the Chief Executive Officer of the Issuer and issued to the Reporting Person on May 21, 2025 at the consideration of US$70. The source of these funds was the Reporting Person's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Item 1 Comment of this Schedule 13D is incorporated in this Item 4 by reference.

On April 9, 2025, the Issuer's board of directors through a unanimous written consent, approved the Issuer's 2025 Employee Equity Incentive Plan (the "2025 Plan") and the grant of 1,400,000 Ordinary Shares to be issued under the 2025 Plan.

On May 1, 2025, the Reporting Person entered into an award agreement with the Issuer and was granted 700,000 Ordinary Shares (the "Award"), in recognition of his services to the Issuer as the Chief Executive Officer. The Reporting Person was allotted the Award shares on May 21, 2025.

Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference into this Item 5.

Items 7 through 11 and Item 13 of each of the cover page of this Statement for the Reporting Person are incorporated herein by reference.

The ownership information presented herein represents beneficial ownership of Class A Ordinary Shares as of the date of this filing, based upon (a) 6,400,000 currently issued and outstanding Class A Ordinary Shares as disclosed by the Issuer and (b) 700,000 Class A Ordinary Shares beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 11 and Item 13 of each of the cover page of this Statement for the Reporting Person are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Class A Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer held by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information in Items 3 and 4 of this Schedule 13D is incorporated in this Item 6 by reference.

2025 Employee Equity Incentive Plan

The purposes of the Issuer's 2025 Plan are to attract and retain the best available personnel for positions of responsibility with the Issuer, to provide additional incentives to them and align their interests with those of the Issuer's shareholders, and to promote the Issuer's long-term business success. The 2025 Plan is filed as Exhibit 99.1 hereto and is incorporated herein by reference. The description of the 2025 Plan in this filing is not complete and is qualified in its entirety to the full text of the 2025 Plan, a copy of which is filed as an exhibit hereto.

Award Agreement

The Reporting Person has entered into an award agreement with the Issuer dated May 1, 2025 pursuant to the 2025 Plan, which sets forth the 700,000 Ordinary Shares granted to the Reporting Person and the terms and conditions of equity awards granted thereunder, including vesting and other customary provisions. The Award Agreement is filed as Exhibit 99.2 hereto and is incorporated herein by reference. The description of the Award Agreement in this filing is not complete and is qualified in its entirety to the full text of the Award Agreement, a copy of which is filed as an exhibit hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - 2025 Employee Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of INLIF LIMITED's Registration Statement on Form S-8 (File No. 333-289640), filed with the U.S. Securities and Exchange Commission on August 15, 2025).

Exhibit 99.2 - Award Agreement

## Signatures
- Rongjun Xu: /s/ Rongjun Xu, Rongjun Xu (03/25/2026)